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                          November 20, 2023

       Nevan Elam
       Chief Executive Officer
       Rezolute, Inc.
       275 Shoreline Drive, Suite 500
       Redwood City, CA 94065

                                                        Re: Rezolute, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 14,
2023
                                                            File No. 333-275562

       Dear Nevan Elam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Anthony W. Epps